SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5th August 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward
Name: David C Forward
Title: Assistant Secretary

Date: 5th August 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for July 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE	DETAILS

24.7.03	Quest Operation

22.7.03	Euro Medium Term Note Programme

22.7.03	Shareholders Approve AGM Resolutions.
And Resignation of Dr Bonnie G Hill.

22.7.03	Directors' Share Purchase (Sir John Parker)

22.7.03	Directors' Share Purchase (Roger Urwin)

2.7.03	Seminar on US Distribution Operations

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for July 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

National Grid Transco plc (NGT)
24 July 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

On 23 July 2003, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel, N P Winser and R J Urwin,
technically ceased to be interested in 30,843 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

Date: 22 July 2003

National Grid Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued EUR 500,000,000 3.75% Fixed Rate Instruments due 22 July 2008 Series No 5 Tranche No 1, as part of its EUR 4,000,000,000 Euro Medium Term Note Programme.

Enquiries:

Andrew Kluth +44 (0)20 7004 3365

Date: 22 July 2003

National Grid Transco plc ('NGT')

Shareholders Approve AGM Resolutions
And Resignation of Dr Bonnie G Hill

NGT confirms that all resolutions proposed at yesterday's Annual General Meeting, as set out in the notice of Annual General Meeting dated 20 May 2003, were duly passed by shareholders.

Voting on the one special resolution was by way of poll and the results are set out below.

Special Resolution- No.13 To authorise the directors to make market purchases of NGT shares

For:	Against:
1,691,981,968 99.82% (of the shares voted)	2,967,175 shares 0.18% (of the shares voted)

All other resolutions were passed on a show of hands.

As required by the UKLA Listing Rules, a copy of Resolution 12 (Approval of Directors' Remuneration Report), which was passed on a show of hands, will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

At the meeting, the decision of Dr Bonnie G Hill to resign as a non-executive director, due to her many commitments, was reported to shareholders and her resignation took effect from the end of the meeting.

22 July 2003

National Grid Transco plc (NGT)

------------------------------------------

Directors' Share Purchase

Sir John Parker, Chairman of NGT, today purchased a further 12,800 NGT shares at 390p per share.

This takes his total holding to 30,229 NGT shares.

22 July 2003
National Grid Transco plc (NGT)
------------------------------------------
Directors' Share Purchase

Roger Urwin, Chief Executive of NGT, yesterday purchased a further 25,000 NGT shares at 385p per share.

This takes his total interest to 1,096,789 shares.

Date: 2 July 2003

National Grid Transco Holds Seminar on US Distribution Operations

National Grid Transco plc is today holding a seminar for investors and analysts focusing on its US distribution operations. The seminar will provide an opportunity to meet the US management team and to receive an update on integration as well as the regulatory environment in the Northeast US. No new material information will be provided to analysts at this meeting.

Presentation slides are available on the Investors' section of the National Grid Transco web site (www.ngtgroup.com). Audio casts of the presentations will be made available on the web site later this week.

Contacts

Investors

Marcy Reed	+44 (0)20 7004 3170	+44 (0)7768 490807(m)

Terry McCormick	+44 (0)20 7004 3171	+44 (0)7768 045139(m)

Louise Clamp	+44 (0)20 7004 3172	+44 (0)7768 555641(m)

Bob Seega (US)	+1 508 389 2598

Media

Gillian Home	+44 (0)20 7004 3150

Clive Hawkins	+44 (0)20 7004 3147

Pager	+44 (0)7659 117841	(out of hours)